

VictoryBase Corporation
and its Subsidiaries and Affiliates
Thomas Paquin, as Trustee of The Tom Paquin Irrevocable Trust
100% membership interests (100% of economic and voting interest)
Exchange Agreement
(VBRE may exchange Class A Units of Holdings for Class A Shares of the Company)
Tax Receivable Agreement
Investors in the Offering
VictoryBase RE, LLC
Texas limited liability company
1,000,000 Class B Shares
and
25,000 Class A Shares
(FN 2)
VictoryBase Corporation
Delaware corporation
Class A Shares
(FN 2)
1 Class B Unit
(FN 1)
570,562 Class A Units,
30,000 Class C Units
(FN1)
VictoryBase Holdings LLC
Texas limited liability company
Preferred Member
100% membership interests (100% of economic and voting interest)
100% of common membership interests
(FN 3)
$2 million of preferred membership interests (FN 3)
VictoryBase SC1, LLC
Texas limited liability company
(holds VictoryBase Properties in Beaufort, SC)
VictoryBase NY1, LLC
Texas limited liability company
(holds VictoryBase Properties in Sackets Harbor, NY)